Exhibit 99.1

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT AND NOTES

This First Amendment to Note Purchase Agreement and the Notes (this “Agreement”), dated as of June 18, 2025, is made by and among Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP (collectively, the "Purchasers" and each a “Purchaser”), Bioceres Crop Solutions Corp., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”) and Wilmington Savings Fund Society, FSB, in its capacity as collateral agent for the Holders (together with its permitted successors, in such capacity, the “Collateral Agent”), and each entity executing this Agreement as a guarantor or pledgor (collectively, the “Credit Support Parties”).

WHEREAS, the Purchasers, the Issuer and the Collateral Agent entered into a Note Purchase Agreement dated as of August 5, 2022 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the "Purchase Agreement"), whereby the Issuer issued and sold to the Purchasers, and the Purchasers acquired and purchased from the Issuer, Senior Secured Convertible Notes due August 5, 2026, in the aggregate original principal amount of $55,000,000 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, collectively the “Notes” and each a “Note”); and

WHEREAS, on the terms and subject to the conditions set forth herein, the parties desire to enter into this Agreement and amend the Purchase Agreement and the Notes as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.              Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given such terms in the Purchase Agreement, as amended hereby.

2.              Certain Reaffirmations and Reconfirmation of Security Interest and Subsidiary Guaranty. The Issuer and each Credit Support Party represents, warrants, acknowledges and agrees as follows:

(a)            The Purchase Agreement, the Notes, the Guaranty Agreement, the Collateral Documents and the other Note Documents are legal, valid, binding and enforceable against the Issuer and each Credit Support Party, in each case, to the extent that such Person is a party thereto, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, winding up, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and by general principles of equity. The terms of the Note Documents remain unchanged and in full force and effect, except as modified pursuant to this Agreement.

(b)            The respective obligations of the Issuer and each Credit Support Party under the Note Documents are not subject to any setoff, deduction, claim, counterclaim or defense of any kind or character whatsoever.

(c)            The Collateral Agent (on behalf and for the benefit of the Purchasers) has valid, enforceable and perfected security interests and liens in the Collateral as to which there are no setoffs, deductions, claims, counterclaims, or defenses of any kind or character whatsoever.

(d)            Nothing herein shall impair or limit the continuation of the liens and security interests granted to the Collateral Agent (on behalf and for the benefit of the Purchasers) under the Collateral Documents, which liens are continued in full force and effect pursuant to and as provided therein. The Issuer and each Credit Support Party acknowledges the continuing existence and priority of all liens and security interests granted, conveyed, and assigned pursuant to the Collateral Documents in accordance with the terms thereof, and agrees to perform such acts and duly authorize, execute, acknowledge, deliver, file, and record such additional documents and certificates as the Collateral Agent reasonably requests in order to perfect, preserve, and protect such liens and security interests.

(e)            Each Credit Support Party acknowledges this Agreement and ratifies, and confirms that, the Guaranty Agreement and any other Note Documents executed by each such Credit Support Party is not released, diminished, impaired, reduced, or otherwise adversely affected by this Agreement and continues to guarantee, assure or otherwise secure, as applicable, the full payment and performance of all present and future obligations under the Notes and the other Note Documents, in each case, as amended by this Agreement.

(f)            After giving effect to this Agreement and the amendment and restatement of the Notes as contemplated by Section 6(c) below, the aggregate outstanding principal balance of the notes shall be $67,868,227.44.

(g)            Purchaser’s position is that its holding period for the Notes (as amended hereby) for purposes of Rule 144(d) is unaffected by this Agreement and the transactions contemplated hereby, and Purchaser will seek to tack the holding period of any Ordinary Shares issued upon conversion of the Notes (as amended hereby) to the original issue date of the Notes, which is August 5, 2022. The Issuer shall not take any position contrary to the foregoing.

(h)            Each Purchaser and the Collateral Agent has fully and timely performed all of its obligations to the Issuer and the Credit Support Parties under the Note Documents and applicable law, and have acted in a commercially reasonable manner, in good faith, and appropriately under the circumstances.

3.              Amendments to the Purchase Agreement. The Purchase Agreement is amended as follows:

(a)            Article 1 of the Purchase Agreement is amended to include the following additional definitions in the appropriate alphabetical order:

“First Amendment” means that First Amendment to Note Purchase Agreement and Notes dated as of June 18, 2025, amending the terms of this Agreement, by and among the Issuer, the Holders and the Collateral Agent.

“First Amendment Effective Date” means the date the First Amendment is executed by the parties thereto.

“Maturity Date” means August 31, 2027.

(b)            Article 1 of the Purchase Agreement is further amended by removing the definition of “Make-Whole Amount” therefrom.

(c)            Article 1 of the Purchase Agreement is further amended by amending and restating the definition of “Option Value” as follows:

“Option Value” means, on any date of determination, an amount calculated by the Issuer in good faith using a simple Black-Scholes calculator for an American call option with the following assumptions (i) the underlying price shall be the volume-weighted average price of the Ordinary Shares of the Issuer on the applicable exchange reported during the twenty (20) Trading Day trailing period commencing with the first day of the Notice Period; provided, that if such price is lower than $4.50, such price shall be deemed to be $4.50 and if such price is greater than $6.00, such price shall be deemed to be $6.00, (ii) the strike price shall be the Strike Price, (iii) the implied volatility shall be 45.00 and (iv) the expiry shall be the Maturity Date.

(d)            Article 1 of the Purchase Agreement is further amended by amending and restating the definition of “Strike Price” as follows:

“Strike Price” means $6.00 per Ordinary Share, subject to the provisions under Section 4.4 and Section 4.5 herein.

(e)            Section 3.1(b) of the Purchase Agreement is amended and restated as follows:

“(b) Payment of Interest. Except as provided in Section 3.1(c), interest (computed on the basis of a 365 or 366-day year) on the Notes shall accrue on the Accreted Principal Amount of the Notes outstanding at the rate of 15.00% per annum from June 16, 2025 until the Notes shall have been paid in full, with such interest payable quarterly in arrears on March 15, June 15, September 15 and December 15 (the “Payment Date”) in each year and on the Maturity Date. On each Payment Date, the Issuer shall (i) pay interest for such interest period on a portion of the Accreted Principal Amount of the Notes by capitalizing an amount equal to the product of (x) 10.00% multiplied by (y) the quotient of (A) the number days in such interest period over (B) the number of days in such calendar year multiplied by (z) the Accreted Principal Amount of the Notes (the “PIK Interest”) on such Payment Date and adding it to (and thereby increasing) the outstanding principal amount of the Notes and (ii) pay interest for such interest period on a portion of the Accreted Principal Amount of the Notes in cash on such Payment Date in an amount equal to the product of (x) 5.00% multiplied by (y) the quotient of (A) the number days in such interest period over (B) the number of days in such calendar year multiplied by (z) the Accreted Principal Amount of the Notes.”

(f)            Section 3.4 of the Purchase Agreement is amended and restated as follows:

“3.4 Optional Prepayments. At any time on or after the First Amendment Effective Date, the Issuer may, at its option, upon revocable notice as provided below, prepay the Accreted Principal Amount of the Notes together with (i) interest accrued and unpaid thereon (including applicable default interest, if any) to the date of such prepayment, plus (ii) the Prepayment Premium or Equity Option Fee, as applicable, specified in Section 3.7(a). Prior to October 1, 2025, any prepayment of the Notes shall be for all, and not less than all, of the Accreted Principal Amount of the Notes, and on and after October 1, 2025, the Issuer may prepay all or a portion of the Accreted Principal Amount of the Notes, but not less than 10% thereof. The Issuer will give each Holder of the Notes to be prepaid prior written notice of each optional prepayment under this Section 3.4 not less than ten (10) Business Days prior to the date fixed for such prepayment (the “Notice Period”). Each such revocable notice shall specify such prepayment date, the Accreted Principal Amount of the Notes to be prepaid on such date, the Accreted Principal Amount of each Note held by such Holder to be prepaid (determined in accordance with Section 3.6), the interest and fees to be paid on the prepayment date with respect to such Accreted Principal Amount being prepaid, the Prepayment Premium or the Equity Option Fee, as applicable (provided, that, if the Issuer revokes such notice, the Issuer shall be responsible for the reasonable and documented out-of-pocket costs and expenses incurred by each Holder in connection with same). During the Notice Period, each Holder of the Notes to be prepaid may exercise its Conversion Option in accordance with Sections 4.1 (subject always to the final sentence thereof) and 4.3 in lieu of receiving the applicable prepayment on the date fixed for such prepayment.”

(g)            Section 3.7 of the Purchase Agreement is amended and restated as follows:

“3.7          Prepayment Premium; Equity Option Fee.

(a) In the event that all or any portion of the Notes are repaid or prepaid as a result of (i) any mandatory prepayments pursuant to Sections 3.5(a), (b) or (c) (other than any Declined Proceeds), (ii) any Change of Control Mandatory Prepayments pursuant to Section 4.2(d) (other than any Declined COC Proceeds), (iii) any voluntary prepayments pursuant to Section 3.4 or (iv) payments made following acceleration of the Notes, such repayments or prepayments will include (A) if such prepayment is made on or prior to August 31, 2025, 5.00% of the Accreted Principal Amount so prepaid, (B) if such prepayment is made on or after September 1, 2025, but prior to October 1, 2025, 7.00% of the Accreted Principal Amount so prepaid (the foregoing clauses (A) and (B), the “Prepayment Premium”) and (C) if such prepayment is made on or after October 1, 2025, the Equity Option Fee.

(b) The Equity Option Fee shall be payable on the date of each repayment or prepayment (including by acceleration) in cash or in Ordinary Shares of the Issuer at the option of each Holder. If paid in Ordinary Shares to any Holder, the number of Ordinary Shares issued to such Holder shall be calculated using the volume-weighted average price of the Ordinary Shares of the Issuer on the applicable exchange reported during the twenty (20) Trading Day trailing period, commencing with the first day of the Notice Period. Two Business Days prior to any prepayment of the Notes, the Issuer shall deliver to each Holders of the Notes to be prepaid a certificate of a senior financial officer of the Issuer specifying the calculation in reasonable detail of the Equity Option Fee as of the specified prepayment date.”

(h)            Section 4.1 of the Purchase Agreement is amended by adding the following as the final sentence thereof:

“Notwithstanding the foregoing, during the period commencing on the First Amendment Effective Date and ending upon the earlier to occur of (x) 11:59 p.m. (New York City time) on September 30, 2025, and (y) the public announcement of a Change of Control or the delivery of a Change of Control Notice, whichever is first, no Holder may convert or all or any part of the Notes.”

(i)             Section 4.5(a) of the Purchase Agreement shall be amended and restated as follows:

“(a) If the Issuer consummates any issuances of Ordinary Shares, options or warrants to purchase or rights to subscribe for Ordinary Shares, or debt or other securities that by their terms are convertible into or exchangeable for Ordinary Shares in an single transaction or series of related transactions (a “Future Issuance”) in which the Issuer receives gross proceeds in excess of $10,000,000 at a price per Ordinary Share below the then prevailing Strike Price, then following such issuance the Strike Price shall be reduced (and only reduced) to the price per share (or weighted average price per share, if such Ordinary Shares, options, warrants, subscription rights, debt or other securities are issued or may be converted or exercised at different prices) at which such Ordinary Shares are issued or may be converted or exercised.”

(j)             Section 4.5(b) of the Purchase Agreement shall be amended by deleting the final sentence thereof.

(k)            Section 8.14 of the Purchase Agreement is amended and restated as follows:

“8.14         Financial Covenants. The Issuer will:

(a)              maintain a maximum Consolidated Total Net Leverage Ratio tested on a quarterly basis at the end of each Fiscal Quarter, as follows:

Measurement Period ending:	Consolidated Total Net Leverage Ratio
Fiscal Quarters ended March 31, 2025 and June 30, 2025	5.00:1
Fiscal Quarters ended September 30, 2025 and December 31, 2025	4.33:1
Fiscal quarters ended March 31, 2026 through the Maturity Date	3.75:1

(b)              maintain a minimum Interest Coverage Ratio, tested on a quarterly basis at the end of each Fiscal Quarter, as follows:

Measurement Period ending:	Interest Coverage Ratio
Fiscal Quarters ended March 31, 2025 and June 30, 2025	1.50:1
Fiscal Quarters ended September 30, 2025 and December 31, 2025	1.75:1
Fiscal quarters ended March 31, 2026 through the Maturity Date	2.00:1

”

(l)              Section 9.2(c) of the Purchase Agreement is amended and restated as follows:

“(c)            (i) Indebtedness under the Solel Note Purchase Agreement in an aggregate principal amount not to exceed $29,081,233; provided that such Indebtedness is subject to the First Lien/First Lien Intercreditor Agreement and (ii) any Permitted Refinancing thereof;”

(m)            Section 11.1 of the Purchase Agreement is amended by adding the following as a new subsection (s) thereof:

“(s) The size and composition of the Board at any time fails to comply with Section 4(a)(i) or Section 4(a)(ii)(1) of the First Amendment.”

(n)            Section 11.1(c) of the Purchase Agreement is amended and restated as follows:

(c)              Failure of the Issuer or any of its Subsidiaries to perform or observe any term, covenant or provision contained in Sections 8.1(h), 8.3 (solely with respect to the Issuer), 8.14, 8.16 or Article 9 and, in each case, any such failure shall remain unremedied for five (5) Business Days; or

4.              Board of Directors.

(a)            Not later than two (2) Business Days after the date of this Agreement:

(i)              Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern shall have resigned from the Issuer’s board of directors (the “Board”) by providing a signed resignation letter to the Issuer or shall have been removed. For the avoidance of doubt, Yogesh Mago, Natalia Zang and Federico Trucco shall continue as directors; and

(ii)              following such resignations (or removals) described in Section 4(a), the three (3) remaining directors shall have adopted resolutions to:

(1)	appoint each of Milen Marinov, Noah Kolatch and Scott Crocco (collectively, the “New Directors”) to fill the three (3) vacancies in the Board. If either of Scott Crocco or Noah Kolatch (Scott Crocco and Noah Kolatch, together the “Specified New Directors” and each a “Specified New Director”) is unable for any reason to serve as a director at any time during the period that the Notes are outstanding (the “Restricted Period”), then the other Specified New Director shall be entitled to select a replacement for the departed Specified New Director (and, for the avoidance of doubt, such replacement shall be deemed a Specified New Director hereunder), provided no such replacement shall be a person who is disqualified or prohibited from serving as a director of a Cayman Islands company pursuant to the Companies Act (As Revised) of the Cayman Islands or of a public company pursuant to applicable securities laws or any applicable rule or regulation of the Commission or the Nasdaq Stock Exchange (a “Disqualified Director”). If Milen Marinov is unable for any reason to serve as a director at any time during the Restricted Period, then the Specified New Directors shall be entitled to select his replacement, provided that such replacement shall be reasonably acceptable to the other members of the Board, and provided further no such replacement shall be a Disqualified Director. If Federico Trucco is unable for any reason to serve as a director at any time during the Restricted Period, then Bioceres S.A shall be entitled to select his replacement, provided no such replacement shall be a Disqualified Director. If Yogesh Mago is unable for any reason to serve as a director at any time during the Restricted Period, then Ospraie AG Science LLC shall be entitled to select his replacement, provided no such replacement shall be a Disqualified Director.

(2)	For the avoidance of doubt, where a person has a right to select a replacement director, such person shall notify the Issuer of the selected candidate and request that the Board adopts resolutions to appoint such candidate to the Board in accordance with the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association. The Issuer shall use its commercially reasonable efforts to cause the Board to adopt such resolutions appointing such replacement director as soon as possible.

(3)	The initial term of each New Director (and anyone who replaces a New Director during such initial term) shall be until the Issuer's 2025 Annual General Meeting. Thereafter, during the Restricted Period, the Issuer shall cause each New Director (or anyone who replaces a New Director) to be nominated for election as a director by the Issuer's shareholders at the Issuer's Annual General Meeting, beginning with the Issuer's 2025 Annual General Meeting and at each annual meeting thereafter during the Restricted Period. For the avoidance of doubt, nothing in this Section 4(a)(ii)(3) shall limit or negate the Purchaser’s or the Specified New Directors' rights under Section 4(a)(1), and in the event that any New Director is not reelected to the Board at any Annual General Meeting of the Issuer (such New Director being the "Non-Elected Director"), the Issuer shall use its commercially reasonable efforts to cause the Board to adopt resolutions appointing a candidate selected by the Specified New Directors in accordance with Section 4(a)(1), provided that such candidate cannot be the same person as the Non-Elected Director.

(b)            No later than five (5) Business Days after the date that the Issuer files its Annual Report on Form 20-F for the fiscal year ended June 30, 2025, the Issuer shall cause Natalia Zang to resign from the Board by providing a signed resignation letter to the Issuer and a numerical majority of the remaining five (5) directors shall appoint her replacement at a Board meeting (provided that the Issuer will cause any person appointed to act as chairman of the Board, chairman of a meeting of the Board or chairman of a general meeting of the Issuer (as applicable) to not exercise the right to cast a second and casting vote under Articles 21.12 and 30.2 of the Issuer’s Amended and Restated Memorandum and Articles of Association) or the replacement can be appointed by way of a unanimous written resolution of the remaining five (5) directors; provided, however, that any such Person who replaces Natalia Zang shall be a non-U.S. resident and a non-U.S. citizen for purposes of helping the Issuer to substantiate its status as a "Foreign Private Issuer" under Rule 405 of the Securities Act of 1933, as amended.

(c)            Until Natalia Zang’s replacement is appointed as a director, the Issuer will cause any person appointed to act as chairman of the Board, chairman of a meeting of the Board or chairman of a general meeting of the Issuer (as applicable) to not exercise the right to cast a second and casting vote under Articles 21.12 and 30.2 of the Issuer’s Amended and Restated Memorandum and Articles of Association.

(d)            The Issuer will comply in all respects with the terms of this Sections 4(a) – (c) and any failure to be in compliance with the terms of such Sections 4(a) – (c) shall be an Event of Default under the Notes. For the avoidance of doubt, the resignation of any director shall not constitute an Event of Default under the Notes.

(e)            Each New Director (and anyone who replaces a New Director) shall agree to customary confidentiality, non-solicitation and non-disparagement agreements in relation to the Issuer and its Affiliates and its and their respective current or former directors, officers, employees and other representatives, which shall be in the same form as the confidentiality, non-solicitation and non-disparagement agreements executed by the incumbent directors.

(f)             Noah Kolatch or any other employee or representative of Jasper Lake Venture One, LLC appointed to replace him as a director of the Issuer (a “Jasper Lake Director”) shall absent himself or herself from any meeting of the Board in the event of, and so long as, the Board is considering and acting on matters pertaining to (i) the rights or obligations of the Issuer and its Subsidiaries under the Purchase Agreement or the other Note Documents or any proposed refinancing of the Notes, (ii) any Future Issuance, or (iii) any other matter in which the Jasper Lake Director may be interested as a holder of the Notes and in which he could not act on without breaching his duties to the Company under Cayman Islands law.

(g)            At the request of the Issuer, the Purchasers shall cause any Jasper Lake Director to, and shall use its commercially reasonable efforts to cause all other New Directors (including anyone who replaces any New Director) to, resign by providing a signed resignation letter to the Issuer no later than five (5) Business Days after the end of the Restricted Period. From and after such five (5) Business Day period, the Issuer shall have no obligations hereunder with respect to, and the Purchasers shall have no rights hereunder with respect to, the composition of the Board.

(h)            Nothing in this Agreement is or shall be deemed to have any effect on (i) the Issuer’s current and future obligations to indemnify its former, current and future directors and officers under existing and future indemnification agreements, under applicable law or otherwise; or (ii) the Issuer’s current and future obligation to maintain D&O liability insurance for the benefit of its former, current and future directors and officers.

5.              Representations and Warranties. The Issuer and each Credit Support Party represents and warrants, severally and jointly, to each Purchaser that:

(a)            Authorization; Enforcement. The Issuer and each Credit Support Party has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Issuer and each Credit Support Party and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Issuer and each such Credit Support Party and no further action is required by the Issuer or any Credit Support Party in connection herewith. This Agreement has been (or upon delivery will have been) duly executed by the Issuer and each Credit Support Party and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Issuer and each Credit Support Party enforceable against them in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)            No Conflicts. The execution, delivery and performance by the Issuer and each Credit Support Party of this Agreement, and the consummation by each of them of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Issuer’s or any such Credit Support Party’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Issuer or any Credit Support Party (except pursuant to the Note Documents), or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, securities purchase agreement, debt or other instrument (evidencing Issuer or Credit Support Party Indebtedness or otherwise) or other understanding to which the Issuer or any Credit Support Party is a party or by which any property or asset of the Issuer or any Credit Support Party is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Issuer or a Credit Support Party is subject (including federal and state securities laws and regulations), or by which any property or asset of the Issuer or a Credit Support Party is bound or affected, in the case of clauses (ii) and (iii) to the extent such conflict, breach or violation could reasonably be expected to result in a Material Adverse Effect.

(c)            Absence of Defaults. After giving effect to this Agreement, no Event of Default has occurred or is continuing. The Issuer and each Credit Support Party have complied in all material respects with their respective obligations under the Note Documents.

(d)            Solvency. As of the First Amendment Effective Date, the Issuer, on an individual basis, and the Issuer and its Subsidiaries, on a consolidated basis, are Solvent.

(e)            Absence of Material Adverse Effect. Since December 31, 2024, there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect.

(f)             Representations and Warranties in Note Documents. The representations and warranties set forth in each Note Document shall, in each case, be true and correct in all respects with the same effect as made on the Effective Date (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

6.              Conditions Precedent. This Agreement shall become effective upon the date, (the “Effective Date”), on which the Purchasers and the Collateral Agent shall have received:

(a)            this Agreement, duly executed and delivered by the Issuer and each Credit Support Party;

(b)            Resolutions of the Board of Directors of the Issuer approving the transactions contemplated hereby;

(c)            the Amended and Restated Notes, duly executed and delivered by the Issuer;

(d)            the Purchasers and Collateral Agent shall have received all reasonable and invoiced fees, costs and expenses (including attorneys’ fees) incurred in connection with the preparation and negotiation of this Agreement; and

(e)            all statements set forth in Sections 2 and 5 herein shall be true and correct as of the Effective Date, and the Purchasers and Collateral Agent shall have received a certificate, dated as of the Effective Date and in form and substance satisfactory to the Purchasers and the Collateral Agent, duly executed and delivered by the Chief Executive Officer of the Issuer, in which certificate the Issuer shall certify, represent and warrant that, at the time such certificate is delivered, (i) all statements, representations and warranties set forth in Sections 2 and 5 are true and correct immediately before and immediately after giving effect to the Effective Date, and (ii) all of the conditions set forth in this Section 6 have been satisfied.

7.              Release of the Purchasers and the Collateral Agent by the Issuer. In further consideration of Purchasers’ and Collateral Agent’s execution of this Agreement, the Issuer and the Credit Support Parties, on behalf of themselves and their respective successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waive and release Purchasers, the Collateral Agent and their respective successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by any Releasee, on or prior to the date hereof, with respect to the Note Documents, the transactions contemplated thereby or any enforcement or attempted enforcement of the Note Documents by any Releasee (collectively, the “Claims”). The Issuer and the Credit Support Parties further agree that they shall not commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Claim.

8.              Release of the Issuer by the Purchasers. Prior to the date of this Agreement, the Majority Holders alleged the occurrence and continuance of an Event of Default under Section 11.1(c) of the Purchase Agreement as a result of the Issuer’s failure to comply with Sections 8.14(a) and 8.14(b) of the Purchase Agreement for the Issuer’s fiscal quarter ended March 31, 2025 (such Event of Default, together with (i) any Events of Default under any Note Document or under the Solel Notes which would have arisen, in the absence of the waiver set forth in this Section 8, as a result of the cross-default provisions contained therein, (ii) the failure of the Issuer to give notice of any Event of Default referred to above and (iii) the breach of any representation and warranty, undertaking or condition that no Event of Default referred to herein has occurred and is continuing, collectively, the “Alleged Defaults”). In further consideration of the Issuer’s and the Credit Support Parties’ execution of this Agreement, the Purchasers now hereby waive the Alleged Defaults and, on behalf of themselves and their respective successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waive and release the Issuer, its Subsidiaries and its and their respective officers, directors, employees, agents and attorneys from any and all claims, liabilities or causes of action (whether at law or in equity or otherwise) of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, related to or resulting from (a) the Alleged Defaults, including the accrual of interest at the Default Rate as a result of the Alleged Defaults, and (b) any action or inaction taken by any such current or former officer's, directors, employees, agents and attorneys in their capacities as such prior to the date of this Agreement (the “Issuer Claims”). Each Purchaser further agrees that it shall not commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Issuer Claim. Each Purchaser represents and warrants that other than Alleged Defaults it is not aware of any other Events of Default. The parties understand and agree that the foregoing is a one-time waiver of Sections 8.14(a) and 8.14(b) of the Purchase Agreement solely with respect to the Alleged Defaults and nothing herein shall be construed as a continuing waiver of such Sections 8.14(a) or 8.14(b) or any other provision of the Note Documents. For the avoidance of all doubt, the Purchasers do not release, and the Issuer Claims do not include, the Issuer’s and each Credit Support Party’s payment and/or performance of the Note Documents in accordance with their terms (including, without limitation, the payment of the Obligations when due) or any claims or causes of action arising out of, connected with or resulting from breaches or violations of or Events of Default under the Note Documents other than, in each case, the Alleged Defaults (collectively, the “Excluded Claims”). Nothing herein shall limit, prevent or prohibit any Purchaser from commencing, instituting, or prosecuting any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Excluded Claim.

9.              Note Documents. The parties hereto agree that this Agreement is a Note Document. This Agreement, together with the other Note Documents, are the entire agreement among the parties with respect to the subject matter hereof.

10.            No Modification. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed or construed to amend, supplement or modify the other Note Documents or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

11.            Successors and Assigns; Survival. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, and each of their respective successors and assigns. The representations and warranties of the Issuer and the Credit Support Partys shall survive the consummation of the transactions contemplated by this Agreement.

12.            Governing Law. Sections 12.8 and 12.9 of the Purchase Agreement are incorporated herein by reference and made a part hereof mutatis mutandis.

13.            Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Agreement.

14.            Disclosure. The Issuer will disclose the material terms of this Agreement, and the transactions contemplated hereby and thereby by no later than 5:30 p.m. (New York City time) on the second Trading Day following the date hereof by means of a Current Report on Form 6-K (a “Report”) filed with the Commission. The Report shall include this Agreement as an exhibit to the Report. The Issuer and Purchasers shall consult with each other in preparing any such Report. To the knowledge of the Issuer, after the filling of the Report, all material information provided by the Issuer in writing to the Purchasers prior to the date of this Agreement, to the extent related to the transaction contemplated by this Agreement, shall have been furnished to the SEC and made publicly available on Form 6-K.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

BIOCERES CROP SOLUTIONS CORP.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	President and Chief Executive Officer

CREDIT SUPPORT PARTIES:

BCS HOLDING INC.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Director and President

VERDECA LLC

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Manager

RASA HOLDING LLC

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Director and President

RIZOBACTER USA LLC

By:	/s/ Enrique López Lecube
Name:	Enrique López Lecube
Title:	Manager and Legal Representative

[Note Purchase Agreement Amendment Signature Page]

PRO FARM GROUP, INC. (FORMERLY KNOWN AS, MARRONE BIO INNOVATIONS, INC.)

By:	/s/ Jose A. Roque
Name:	Jose A. Roque
Title:	Director

PRO FARM MICHIGAN MANUFACTURING, LLC (FORMERLY KNOWN AS, MARRONE MICHIGAN MANUFACTURING LLC)

By:	/s/ Jose A. Roque
Name:	Jose A. Roque
Title:	Director

BIOCERES SEMILLAS S.A.U.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Director and President

RIZOBACTER ARGENTINA S.A.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Attorney in Fact

BIOCERES CROPS S.A.

By:	/s/ Federico Trucco
Name:	Federico Trucco
Title:	Director and President

[Note Purchase Agreement Amendment Signature Page]

RIZOBACTER DO BRASIL LTDA.

By:	/s/ Jose A. Roque
Name:	Jose A. Roque
Title:	Administrator

WITNESSED BY:

By:	/s/ Facundo Javier Rodenas
Name:	Facundo Javier Rodenas
Id.:	30.686.492

By:	/s/ Pablo Bonabello
Name:	Pablo Bonabello
Id.:	37.813.176

BIOCERES CROPS DO BRASIL LTDA.

By:	/s/ Jose A. Roque
Name:	Jose A. Roque
Title:	Administrator

WITNESSED BY:

By:	/s/ Facundo Javier Rodenas
Name:	Facundo Javier Rodenas
Id.:	30.686.492

By:	/s/ Pablo Bonabello
Name:	Pablo Bonabello
Id.:	37.813.176

[Note Purchase Agreement Amendment Signature Page]

RIZOBACTER DEL PARAGUAY S.A.

By:	/s/ Ricardo Yapur
Name:	Ricardo Yapur
Title:	Director and President

RIZOBACTER SOUTH AFRICA (PTY) LTD

By:	/s/ Enrique López Lecube
Name:	Enrique López Lecube
Title:	Director

RIZOBACTER URUGUAY S.A.

By:	/s/ Ricardo Yapur
Name:	Ricardo Yapur
Title:	Director and President

[Note Purchase Agreement Amendment Signature Page]

PURCHASERS:

JASPER LAKE VENTURES ONE LLC

By:	/s/ Noah Kolatch
Name:	Noah Kolatch
Title:	Authorized Signatory

REDWOOD ENHANCED INCOME CORP.

BY: REDWOOD CAPITAL MANAGEMENT, LLC, as Investment Advisor

By:	/s/ Sean Sauler
Name:	Sean Sauler
Title:	Authorized Signatory

LIMINALITY PARTNERS LP

BY: LIMINALITY CAPITAL, LP, as Investment Manager

By:	/s/ Charles Ledley
Name:	Charles Ledley
Title:	Managing Partner

[Note Purchase Agreement Amendment Signature Page]

COLLATERAL AGENT:

WILMINGTON SAVINGS FUND SOCIETY, FSB, as Collateral Agent

By:	/s/ Anita Woolery
Name:	Anita Woolery
Title:	Vice President

[Note Purchase Agreement Amendment Signature Page]